Exhibit 1.01

Corning Incorporated
Conflict Minerals Report
For The Year Ended December 31, 2014

This Conflict Minerals Report (CMR) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).

This report is available on the Investor Relations page of Corning’s website (see http://www.corning.com/investor_relations/index.aspx and click on “SEC Filings”).

1.           Company Overview

This report has been prepared by management of Corning Incorporated (herein referred to as “Corning,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated in accordance with US Generally Accepted Accounting Policies. It does not include the activities of subsidiaries or variable interest entities that are not required to be consolidated.

Corning is a world leader in the manufacture of specialty glass and ceramics. Drawing on more than 160 years of materials science and process engineering knowledge, Corning creates and makes keystone components that enable high-technology systems for consumer electronics, mobile emissions control, telecommunications and life sciences. Corning operates in five reportable segments: Display Technologies, Optical Communications, Environmental Technologies, Specialty Materials and Life Sciences. Corning manufactures and processes products at approximately 90 plants in 17 countries.

2.           Products Overview

Corning’s principal products, by segment, are as follows:

Corning’s Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (LCDs) that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions.

Corning’s Optical Communications segment is classified into two main product groupings – carrier network and enterprise network. The carrier network product group consists primarily of products and solutions for optical-based communications infrastructure for services such as video, data and voice communications. The enterprise network product group consists primarily of optical-based communication networks of products and solutions sold to businesses, governments and individuals for their own use.

Corning’s Environmental Technologies segment manufactures ceramic substrates and filter products for emissions control in mobile and stationary applications around the world.

The Specialty Materials segment manufactures products that provide more than 150 material formulations for glass, glass ceramics and fluoride crystals to meet demand for unique customer needs. Consequently, this segment operates in a wide variety of commercial and industrial markets that include display optics and components, semiconductor optics components, aerospace and defense, astronomy, ophthalmic products, telecommunications components and cover glass that is optimized for portable display devices and televisions.

Corning’s Life Sciences segment is a leading developer, manufacturer and global supplier of scientific laboratory products, including general labware and equipment, as well as specialty surfaces, media and reagents, that are used for cell culture research, bioprocessing, genomics, drug discovery, microbiology and chemistry.

3.           Supply Chain Overview

Corning maintains complex and diverse supply chains across its reported segments, involving thousands of suppliers to the Company.  We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we are adding a clause to relevant agreements that requires suppliers to provide information about the source of conflict minerals and smelters. It will take a number of years to ensure that all our relevant supplier contracts contain appropriate flow-down clauses related to conflict minerals. In the meantime, as described below, we are working with selected suppliers to ensure they provide the 3TG sourcing information until the contracts can be amended.

Based upon technical knowledge regarding our products, as well as the results of the prior year’s supplier survey, relevant personnel in each of our reported segments identified the suppliers to survey regarding whether the components or materials supplied to Corning by such suppliers contain 3TG.  We relied upon these suppliers, approximately 215 in total, to provide us with information about whether the components or materials supplied to Corning contain 3TG; and if so, the source of such conflict minerals. Our direct suppliers are similarly reliant upon information provided by their suppliers, or in the case of distributors from whom we purchase components or materials, reliant upon the manufacturers of such items. Many of our larger suppliers are also SEC registrants and subject to the Rule.

4.           Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

4.1	Requests for Information

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

4.2	Survey Responses

We received some type of response from nearly all of the suppliers we surveyed.  These responses ranged from general corporate statements regarding conflict minerals to fully completed Templates. We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template.  We have worked directly with these suppliers to obtain revised responses, although ultimately many suppliers reported that they were currently engaged in their own supply chain due diligence efforts and were therefore unable to provide definitive information to us.

Where the Template responses included the names of entities listed by our suppliers as smelters or refiners, we consulted the CFSI publically-available information to determine whether such entities had been identified as certified Conflict-Free.  In many cases, the Template responses did not provide smelter information; this was one of the items that we typically requested in follow-up communications with suppliers.  Ultimately many suppliers were unable to provide us with smelter information because they were engaged in their own efforts to obtain that information from their suppliers.

Many of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Corning.  In many instances, we engaged in follow-up communications with suppliers to request that they provide a Template response specific to the components or materials supplied to Corning; however, in many cases, the suppliers were unable to do so because they were still working to obtain detailed information from their own suppliers.

4.3	RCOI Conclusion

Based upon the results of our RCOI, we were able to determine that no 3TG are contained in the products sold by Corning’s Environmental Technologies segment.  In Corning’s Display Technologies segment, our RCOI determined that while tin is contained in the products sold by this segment, the tin is not sourced from the Covered Countries.  For Corning’s remaining segments (Optical Communications, Specialty Materials, and Life Sciences), we were unable to determine whether the 3TG in the products for such segments originated in the Covered Countries because of the incomplete information received from our supply chain to date.

Based on RCOI responses we have received from certain suppliers, we believe that certain of the 3TG contained in the products for our Optical Communications, Specialty Materials, or Life Sciences segments may have originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries).  Thus, we are required under the Rule to conduct due diligence on the source and chain of custody of those minerals and submit to the SEC a Conflict Minerals Report as an Exhibit to Form SD.

5.           Due Diligence Program

5.1	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

5.2	Establish Strong Company Management Systems

5.2.1	Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Consistent with Corning’s commitment to corporate social responsibility, and in order to meet the requirements of the Dodd-Frank Wall Street Reform Act, section 1502, Corning commits to conducting a “reasonable country of origin inquiry” with all our suppliers of 3TG containing component, supplies or raw materials.  If Corning becomes aware of a supplier whose supply chain includes a 3TG metal from a conflict source, Corning will take the reasonable steps to address the situation, including the potential reassessment of supplier relationships, depending on factors such as the criticality of the specific part and the availability of alternate suppliers. Corning expects our suppliers will comply with our requests to provide statements and perform due diligence about the source of any conflict minerals in their products which are provided to us in order to ensure alignment throughout the supply chain.

For additional information about our commitment to responsible sourcing and other human rights, please see the “Corporate Citizenship” page of our website, available at http://www.corning.com/about_us/corporate_citizenship/index.aspx, as well as Corning’s Code of Conduct, available on our website at www.corning.com/WorkArea/showcontent.aspx?id=29265.

Our conflict minerals policy is publicly available on our website at the following link:  www.corning.com/WorkArea/showcontent.aspx?id=59699.

5.2.2	Internal Team

Corning has established a management system for conflict minerals. Our management system includes a steering team sponsored by the Vice President, Global Supply Management as well as executive-level representatives from the company’s finance and legal functions.  Reporting to the steering team is a core working team, which is led by a Strategic Sourcing Manager from the Supply Chain Materials Group in our Global Supply Management organization.  This core team, which includes subject matter experts from relevant functions such as finance, legal, and global supply management, is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

5.2.3	Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we have relied upon industry-wide initiatives to disclose upstream actors in the supply chain.  Specifically, as part of our due diligence efforts we have utilized the smelter information provided by the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI).

In addition, with the assistance of personnel from Corning’s accounting, control and reporting function, we developed a detailed risk control matrix through which Corning’s conflict minerals program can be evaluated and monitored.

5.2.4	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have added a conflict minerals clause to our purchase order terms and conditions and relevant contract templates in order to communicate to suppliers our expectations and requirements regarding the sourcing of and disclosure of conflict minerals.  We also include our Supplier Code of Conduct in our supplier contracts which contains Corning’s expectations for suppliers with respect to humane labor conditions, health and safety, and environmental factors, among others.  A copy of our Supplier Code of Conduct is available at http://www.corning.com/about_us/suppliers/code_of_conduct.aspx.

5.2.5	Grievance Mechanism

Corning’s Supplier Code of Conduct, referenced in 5.2.4 above, instructs suppliers that questions or concerns may be submitted to Corning’s third party telephone and web hotline service.

5.2.6	Maintain Records

Corning has an existing document retention policy which governs the retention of documentation relevant to our due diligence efforts.

5.3	Identify and Assess Risks in the Supply Chain

Because of our size, the complexity of our products, and the depth and breadth of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

Thus, as described above, we conducted a survey of relevant suppliers using the EICC-GeSI Template to identify suppliers who may be supplying one or more 3TG to Corning.  Our internal team reviewed these responses for completeness and determined what suppliers were most at risk of supplying to Corning from the Covered Countries.  We identified missing information and internal inconsistencies in the survey results received and where necessary requested further information from the relevant suppliers.

5.4	Design and Implement a Strategy to Respond to Risks

As described in our conflict minerals policy, we intend to engage with any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to appropriately address the situation, which may include establishing an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.  The result and timing will depend upon factors such as the criticality of the specific part and the availability of alternate suppliers.

As of the date of this filing, we have found no instances where it was necessary to terminate a contract or find a replacement supplier due to 3TG sourced from the Covered Countries.

5.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Corning does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities within our supply chain.  However, we do rely upon the industry (e.g., EICC and CFSI) efforts to influence smelters and refiners to get audited and certified through the CFSI’s Conflict Free Smelter program.

5.6	Report on Supply Chain Due Diligence

In addition to this report, see our website at http://www.corning.com/about_us/suppliers/index.aspx for further information about Corning’s commercial relationships with its suppliers.

5.6.1	Due Diligence Process

Corning conducted a survey of its relevant suppliers (as described above) using the template developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website.

5.6.2	Survey Responses

Corning surveyed approximately 215 suppliers based upon the likelihood that such suppliers supplied materials or components to Corning that contained one or more 3TG.  Corning created a database which contains these supplier responses as well as the results of the review of such responses by Corning’s internal team.  A total of 13 suppliers indicated in their survey responses that they sourced  3TG from the Covered Countries; six of these suppliers were able to confirm that such 3TG came from smelters designated as “conflict free” by the CFSI, while seven were continuing to investigate their supply chains to verify the source of the 3TG involved.

5.6.3	Efforts to Determine Country of Origin of Mine or 3TG

We have determined that seeking information about 3TG smelters and refiners in our supply chain through the use of the Template with our relevant suppliers represents the most reasonable effort we are able to make to determine the mines or locations of origin of the 3TG in our supply chain.

5.6.4	Efforts to Identify Smelters or Refiners

Because of the incomplete information provided to us by our suppliers in response to our surveys, or the receipt of company-level responses that do not provide information specific to materials or components supplied to Corning, in many cases the smelters and refiners we have identified to date cannot be tied to specific Corning products.  However, in certain instances, our suppliers did provide Templates specific to the products supplied to Corning.  Smelter information included in such product-specific Templates has been included herein as Exhibit 1 to this report.  Of the 85 smelters identified on these product-specific Templates, as of May 26, 2015, 70 were identified as “conflict free” by the CFSI and 5 were actively working toward a “conflict free” designation.

6.         Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

A.	Include a conflict minerals flow-down clause in relevant new or renewed supplier contracts.

B.	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

C.
Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to address the situation, which could include establishing an alternative source of 3TG that does not support such conflict, depending on factors such as the criticality of the specific part and the availability of alternate suppliers.

This report contains “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995), which are based on current expectations and assumptions about Corning’s business operations, that involve substantial risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include: the effect of global political, economic and business conditions; product demand and industry capacity; manufacturing efficiencies; availability of critical components and materials; new product commercialization; and product and components performance issues. These and other risk factors are detailed in Corning’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the day that they are made, and Corning undertakes no obligation to update them in light of new information or future events.

Exhibit 1: EICC-GeSI Smelter List1

Metal	Smelter Name	Smelter Country
Gold	Argor-Heraeus SA*	SWITZERLAND
Gold	Asahi Pretec Corporation*	JAPAN
Gold	Caridad	MEXICO
Gold	CCR Refinery – Glencore Canada Corporation*	CANADA
Gold	Heraeus Ltd Hong Kong*	CHINA
Gold	Heraeus Precious Metals GmbH & Co. KG*	GERMANY
Gold	Kennecott Utah Copper LLC*	UNITED STATES
Gold	Materion*	UNITED STATES
Gold	Matsuda Sangyo Co., Ltd.*	JAPAN
Gold	Metalor Technologies SA*	SWITZERLAND
Gold	Metalor USA Refining Corporation*	UNITED STATES
Gold	Ohio Precious Metals, LLC*	UNITED STATES
Gold	Royal Canadian Mint*	CANADA
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd*	CHINA
Gold	The Refinery of Shandong Gold Mining Co. Ltd*	CHINA
Gold	Umicore SA Business Unit Precious Metals Refining*	BELGIUM
Gold	United Precious Metal Refining, Inc.*	UNITED STATES
Tantalum	Conghua Tantalum and Niobium Smeltry*	CHINA
Tantalum	Duoluoshan*	CHINA
Tantalum	Exotech Inc.*	UNITED STATES
Tantalum	F&X Electro-Materials Ltd.*	CHINA
Tantalum	Global Advanced Metals Boyertown*	UNITED STATES
Tantalum	H.C. Starck Co., Ltd.*	THAILAND
Tantalum	H.C. Starck GmbH*	GERMANY
Tantalum	H.C. Starck GmbH Goslar*	GERMANY
Tantalum	H.C. Starck GmbH Laufenburg*	GERMANY
Tantalum	H.C. Starck Hermsdorf GmbH*	GERMANY
Tantalum	H.C. Starck Inc.*	UNITED STATES
Tantalum	H.C. Starck Ltd.*	JAPAN
Tantalum	H.C. Starck Smelting GmbH & Co.KG*	GERMANY
Tantalum	Hi-Temp*	UNITED STATES
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.*	CHINA
Tantalum	Jiujiang Tanbre Co., Ltd.*	CHINA
Tantalum	KEMET Blue Powder*	UNITED STATES

1 Per the Conflict Free Smelter Program, as of 5/26/2015, Source:  http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/:
*           Verified as Conflict Free as of 5/26/2015
**         Progressing towards Conflict Free Status as of 5/26/2015

Tantalum	LSM Brasil S.A.*	BRAZIL
Tantalum	Mitsui Mining & Smelting*	JAPAN
Tantalum	Molycorp Silmet A.S.*	ESTONIA
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.*	CHINA
Tantalum	Plansee SE Liezen*	AUSTRIA
Tantalum	QuantumClean*	UNITED STATES
Tantalum	RFH Tantalum Smeltry Co., Ltd*	CHINA
Tantalum	Solikamsk Magnesium Works OAO*	RUSSIAN FEDERATION
Tantalum	Taki Chemicals*	JAPAN
Tantalum	Telex*	UNITED STATES
Tantalum	Ulba*	KAZAKHSTAN
Tantalum	Zhuzhou Cemented Carbide*	CHINA
Tin	Alpha*	UNITED STATES
Tin	China Yunnan	CHINA
Tin	Cooper Santa	BRAZIL
Tin	CV United Smelting*	INDONESIA
Tin	EM Vinto*	BOLIVIA
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.*	CHINA
Tin	Gejiu Zi-Li	CHINA
Tin	Huichang Jinshunda Tin Co. Ltd	CHINA
Tin	Indonesian State Tin Corporation Mentok Smelter	INDONESIA
Tin	Malaysia Smelting Corporation (MSC)*	MALAYSIA
Tin	Metallo Chimique*	BELGIUM
Tin	Mineração Taboca S.A.*	BRAZIL
Tin	Minsur*	PERU
Tin	Mitsubishi Materials Corporation*	JAPAN
Tin	OMSA*	BOLIVIA
Tin	PT Babel Inti Perkasa*	INDONESIA
Tin	PT Bangka Kudai Tin	INDONESIA
Tin	PT Bangka Putra Karya*	INDONESIA
Tin	PT Bangka Tin Industry*	INDONESIA
Tin	PT Belitung Industri Sejahtera*	INDONESIA
Tin	PT Bukit Timah*	INDONESIA
Tin	PT Koba Tin	INDONESIA
Tin	PT Refined Bangka Tin*	INDONESIA
Tin	PT Sariwiguna Binasentosa*	INDONESIA
Tin	PT Stanindo Inti Perkasa*	INDONESIA
Tin	PT Tambang Timah	INDONESIA
Tin	PT Timah (Persero), Tbk*	INDONESIA
Tin	PT Tinindo Inter Nusa*	INDONESIA

Tin	PT. Bangka Tin Industry*	INDONESIA
Tin	Thailand Smelting and Refining Co., Ltd.	THAILAND
Tin	Thaisarco*	THAILAND
Tin	White Solder Metalurgia e Mineração Ltda.*	BRAZIL
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.**	CHINA
Tin	Yunnan Tin Company Limited*	CHINA
Tin	Yunnan Tin Group (Holding) Co. Ltd.*	CHINA
Tungsten	A.L.M.T. Corp.**	JAPAN
Tungsten	H.C. Starck Smelting GmbH & Co.KG**	GERMANY
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.**	CHINA
Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC**	VIETNAM